04036269

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL RECEIVED AUG 1 3 2004 WASH, D.C.

Your reference File No. 82-5089
Our reference AC/eh
Date 08/12/2004

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Group to divest its portfolio of Life Insurance policies in Taiwan" dated August 12, 2004

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
AUG 17 2004
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

pp. E. Hellsh
Andres Christen

dlw 8/17

Enclosure

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group to divest its portfolio of Life Insurance policies in Taiwan

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

Zurich, August 12, 2004 – Zurich Financial Services Group (Zurich) announced today that it has signed an agreement to divest all Life Insurance policies written by its Taiwanese branch, including the related assets and liabilities, to Far Glory Life Insurance Company. This step is in line with Zurich's strategy to sharpen the focus of the Group's Life Insurance business. The transaction is expected to close before the end of 2004. The parties agreed to keep the value of the transaction confidential.

Zurich remains committed to its General Insurance operation in Taiwan, which is not affected by this transaction.

For the first quarter of 2004, Zurich Taiwan Life reported gross written premiums, on a local basis, of NTD 2.19 billion (approximately USD 65.6 million).

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 62,000 people.

ZURICH
FINANCIAL SERVICES

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Zurich Taiwan Life
Media Relations / Amanda Ho
Phone +886 935 520 729